Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

March 17, 2026

Via EDGAR Filing

Ms. Ashley Vroman-Lee

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2553

Raymond James Baby Blue Chip Portfolio, Series 1

File Nos. 333-293190 and 811-03763

Dear Ms. Vroman-Lee:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2553, filed on February 4, 2026, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Raymond James Baby Blue Chip Portfolio, Series 1 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1. Under the “Principal Investment Strategy” section please disclose how the trust is defining “reliability.”

Response: The term “reliability” will be removed from the “Principal Investment Strategy” section.

2. If the trust intends to principally invests in emerging markets, please include disclosure regarding such investment in the “Principal Investment Strategy” section and in the “Principal Risks” section.

Response: The trust does not intend to principally invest in emerging markets.

3. If the trust intends to principally invests depository receipts, please include disclosure regarding such investment in the “Principal Investment Strategy” section and in the “Principal Risks” section.

Response: The trust does not intend to principally invest in depository receipts.

Investment Summary — Principal Risks

4. Please include specific risk disclosure that the trust will invest in foreign securities and real estate investment trusts.

Response: Once the portfolio is selected, disclosure will be added that states the types of investments that represent a significant amount of the trust’s assets as of the date of deposit. The section entitled “Principal Risks” will be revised to match this list, as appropriate.

5. Please consider updating the risk disclosure relating to volatile markets.

Response: The trust confirms the risk disclosure relating to volatile markets will be updated.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren